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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 7)*

                               COASTCAST CORP.
                              ----------------
                              (Name of Issuer)

                    SHARES OF COMMON STOCK, NO PAR VALUE
                    ------------------------------------
                       (Title of Class of Securities)

                                 19057T 10 8
                               (CUSIP Number)


                             JONATHAN P. VANNINI
                             -------------------
                               828 Irwin Drive
                               ---------------
                           Hillsborough, CA  94010
                           -----------------------
                               (650) 347-1800
                               --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                             - with copies to -

                           John B. Goodrich, Esq.
                      Wilson Sonsini Goodrich & Rosati
                             650 Page Mill Road
                            Palo Alto, CA  94304
                               (650) 493-9300

                                March 7, 2001
                              -----------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                SCHEDULE 13D

---------------------
CUSIP NO. 19057T 10 8
---------------------



1               NAMES OF REPORTING PERSONS.
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                JONATHAN P. VANNINI
--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]
(b) [_]
--------------------------------------------------------------------------------
3               SEC USE ONLY

--------------------------------------------------------------------------------
4               SOURCE OF FUNDS*

                Not applicable.
--------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e) [_]

--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                UNITED STATES
--------------------------------------------------------------------------------
                                                 7  SOLE VOTING POWER
                                                    355,600
  NUMBER OF                           ------------------------------------------
   SHARES                                        8  SHARED VOTING POWER
BENEFICIALLY                                        0
  OWNED BY                            ------------------------------------------
    EACH                                         9  SOLE DISPOSITIVE POWER
 REPORTING                                          355,600
   PERSON                             ------------------------------------------
    WITH                                        10  SHARED DISPOSITIVE POWER
                                                    0
--------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                355,600
--------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*    [_]
--------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                4.83%
--------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON*
                IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS
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---------------------
CUSIP NO. 19057T 10 8
---------------------


ITEM 1.   SECURITY AND ISSUER.

          Securities sold:              Shares of common stock, no par value per
                                        share (the "Common Stock")

          Issuer:                       Coastcast Corp. (the "Issuer")
                                        3025 East Victoria Street
                                        Rancho Dominguez, CA  90221
                                        Tel. No. (310) 638-0595

ITEM 2.   IDENTITY AND BACKGROUND.

          This Schedule 13D is filed on behalf of Jonathan P. Vannini (the "Seller").

          The business address of the Seller is 828 Irwin Drive, Hillsborough, California 94010. The Seller's principal business is that of a private investor. The Seller is a citizen of the United States.

          The Seller has not during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Not applicable as Seller sold shares of Common Stock of Issuer.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Seller sold shares of the Common Stock of Issuer in the open market as a passive investor in Issuer. Seller no longer has any present intention to influence control of the Issuer. Seller resigned from the Board of Directors of Issuer effective as of February 23, 2001.


                                       3
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---------------------
CUSIP NO. 19057T 10 8
---------------------


          The Seller reserves the right to acquire, or dispose of, additional securities of the Issuer, to the extent deemed advisable in light of his general investment and trading policies, market conditions, or other factors.

          The Seller has no present plans or proposals which would result in any of the following:

               1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               2) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               3)   any material change in the dividend policy of the Issuer;

               4) any other material change in the Issuer's business or corporate structure;

               5) any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

               6) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

               7) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

               8)   any action similar to any of those enumerated above.

                                       4
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---------------------
CUSIP NO. 19057T 10 8
---------------------

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

               (a) According to the Issuer's most recent Quarterly Report on Form 10-Q, filed on October 26, 2000, there were issued and outstanding 7,368,085 shares of Common Stock. As of the date hereof, the Seller has beneficial ownership of 355,600 such shares, representing approximately 4.83% of the Common Stock of the Issuer.

               (b) The Seller has the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of a total of 355,600 shares of Common Stock of the Issuer.

               (c) The Seller has not engaged in any transactions involving the Issuer's securities since the filing of the sixth amendment to the initial Schedule 13D filed on November 17, 1998, other than the sale 355,400 shares of common stock on March 7, 2001.

               (d)   Not Applicable.

               (e)   Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Not Applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None.

                                       5
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---------------------
CUSIP NO. 19057T 10 8
---------------------


                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 9, 2001



                                    By: /s/ Jonathan P. Vannini
                                       ---------------------------
                                       Jonathan P. Vannini


                                       6